Exhibit 99.1

PRESS RELEASE

Phaxiam Therapeutics announces its new mnemonic code on Euronext and Nasdaq: PHXM

Lyon (France) and Cambridge (MA, US), June 28, 2023 - Phaxiam Therapeutics (Nasdaq & Euronext: FR0011471135), announces change of the mnemonic code of its share from ERYP to PHXM, following the merger between ERYTECH and PHERECYDES. The change has been notified by Euronext and will be effective from June 29, 2023.

▪Company name: Phaxiam Therapeutics
▪ISIN code: FR0011471135
▪Mnemonic: PHXM
▪Listing: Euronext Paris (Compartment C) and Nasdaq

About PHAXIAM Therapeutics
PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.
PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

Contacts

PHAXIAM Eric Soyer COO & CFO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Relations investisseurs Arthur Rouillé Relations Médias
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 phaxiam@newcap.eu